Exhibit 8.1

Subsidiaries of Banco Latinoamericano de Comercio Exterior, S.A.

Name of Subsidiary	Jurisdiction of Incorporation

Bladex Holdings Inc.	United States

Bladex Asset Management Inc.	United States

Bladex Offshore Feeder Fund	Cayman Islands

Bladex Capital Growth Fund	Cayman Islands

Clavex, LLC	United States

Bladex Representacao Ltda.	Brazil

Clavex, S.A.	Panama